Exhibit 12.1

Computation of Ratio of Earnings to Combined	Quarter Ended	Year Ended December 31,
Fixed Charges and Preferred Dividends	March 31, 2018	2017	2016	2015	2014	2013
	(In thousands, except for ratio computation)
Income (loss) from continuing operations before adjustment for non controlling interest	$(2,955)	$(7,028)	$(2,974)	$7,643	$(6,674)	$(4,219)

Add back:
Fixed Charges	10,147	31,575	19,960	11,389	8,683	4,961
Distributed income of equity investees	2,483	9,252	11,405	24,617	11,550	289

Deduct:
Equity in (income) loss of equity investees	(2,461)	(10,336)	(11,632)	(17,893)	(5,133)	(1,501)
Capitalized Interest	-	-	-	-	(143)	(99)
Earnings as Defined	$7,214	$23,463	$16,759	$25,756	$8,283	$(569)

Fixed Charges
Interest expense including amortization of deferred financing fees	$10,117	$31,520	$19,915	$11,366	$8,538	$4,854
Capitalized Interest	-	-	-	-	143	99
Interest portion of rent expense	30	55	45	23	2	8
Fixed Charges	$10,147	$31,575	$19,960	$11,389	$8,683	$4,961

Ratio of Earnings to Fixed Charges	a	a	a	2.26	a	a

Preferred Share dividends	8,248	27,023	13,763	1,153	-	-
Combined Fixed Charges and Preferred Dividends	$18,395	$58,598	$33,723	$12,542	$8,683	$4,961

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	b	b	b	2.05	b	b

(a) Due to the loss from continuing operations, the ratio coverage was less than 1:1 for 2018, 2017, 2016, 2014 and 2013. We would have needed to generate additional earnings from continuing operations of $2.9 million, $8.1 million, $3.2 million, $0.4 million and $5.5 million for 2017, 2016, 2014 and 2013 respectively to achieve a coverage ratio of 1:1.
(b) Due to the loss from continuing operations, the ratio coverage was less than 1:1 for 2018, 2017, 2016, 2014 and 2013. We would have needed to generate additional earnings from continuing operations of $11.2 million, $35.1 million, $17.0 million, $0.4 million and $5.5 million for 2017, 2016, 2014 and 2013 respectively to achieve a coverage ratio of 1:1.